United States securities and exchange commission logo





                            January 7, 2021

       James O'Rourke
       Chief Executive Officer
       Powerdyne International, Inc.
       45 North Main Street
       North Reading, MA 01864

                                                        Re: Powerdyne
International, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10
                                                            Filed December 28,
2020
                                                            File No. 000-53259

       Dear Mr. O'Rourke:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 8, 2020.

       Amendment No. 2 to Registration Statement on Form 10

       Financial Statements
       Statements of Operations, page F-5

   1.                                                   We note your response
to comment 3. We also note that cryptocurrency mining
                                                        equipment is used
primarily to mine SIA coins, for which revenue appears to
                                                        be recognized when
converted to US dollars and other currencies. Please revise your income statement
presentation to report depreciation of cryptocurrency mining equipment within Cost of revenue.
       Asset held for Sale, page F-10

   2. Please disclose how you present unrealized gains or losses from your SIA coin holdings in the Statements of
Operations.
 James O'Rourke
Powerdyne International, Inc.
January 7, 2021
Page 2
4. Summary of Significant Accounting Policies
Revenue Recognition, page F-12

3. We note on page 7 that "since July 2019 we have not converted any coins to US $ or any other currency or Crypto Currency and continue to hold them in the
company   s digital
         wallet." Please disclose how you earned and measured revenues through July 2019. Also clarify what your basis was for the recognition and measurement of revenues for the remainder of 2019 and through 2020. Revise your disclosure hereunder and on page F-29 as appropriate.

         If applicable, please disclose if you have earned mining transaction fees and block rewards and how you accounted for them in the financial statements. General

4. We note your revised disclosure that the SIA coins may be redeemed for cash at any time.
         Please disclose how the exchange rate will be determined for the SIA coins. Clarify whether the mined coins you sold in 2019 were SIA coins and, if so, disclose the amount of funds you generated from the sale.
5. Please include a discussion of your current storage and custodial practices with respect to the SIA tokens including how you intend to validate the existence, exclusive ownership, and software functionality of private digital asset keys and other ownership records.
         Discuss any challenges you may face in addressing threats of a cybersecurity breach.
6. Please provide a description of the process and framework the company will use in managing its digital assets to limit its investment holdings that constitute securities to less than 40% of total assets to avoid registration and reporting under the Investment Company
       Act of 1940. You should discuss how the company will determine whether the SIA
FirstName LastNameJames O'Rourke
       tokens are a security and who will make such determination. Please include in your
Comapany    NamePowerdyne
       analysis  how you will International,   Inc.
                                be able to limit  your holdings to less than
40% of total assets in
Januarylight of the
         7, 2021    volatility
                  Page 2       of digital assets.
FirstName LastName
 James O'Rourke
FirstName
PowerdyneLastNameJames       O'Rourke
            International, Inc.
Comapany
January    NamePowerdyne International, Inc.
        7, 2021
January
Page 3 7, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      William Barnett